UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                Form 40-F  ☐

ASX ANNOUNCEMENT
15 April 2026

March 2026 Quarterly Report Advisory
North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR) (“Elevra” or “Company”) advises that the Company’s March 2026 Quarterly Activities Report is scheduled for release on Thursday, 23 April 2026.
The Company will host an investor webcast covering the March 2026 Quarterly results commencing at 9:30am AEST on Thursday, 23 April 2026.

Retail shareholders and investors are invited to listen via a webcast service. To listen live, please click on the link below and register your details: https://webcast.openbriefing.com/elv-qtr3-2026/.

Written questions may be submitted via the webcast platform. A direct link is also available from the Elevra website: https://elevra.com.

This link will also provide access to the archive version that will be available approximately two hours after completion of the webcast. Please note that it is best to log on at least five minutes before the scheduled commencement time to ensure that you are registered in time for the call.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

For more information, please contact:
Andrew Barber
Investor Relations
PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELEVRA LITHIUM LIMITED

Date: April 16, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel